Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 20 June 2023

WOODSIDE APPROVES INVESTMENT IN TRION DEVELOPMENT

Woodside has made a final investment decision to develop the large, high-quality Trion resource in Mexico. The expected returns from the development exceed Woodside’s capital allocation framework targets and deliver enduring shareholder value. First oil is targeted for 2028.

The development is subject to joint venture approval and regulatory approval of the field development plan (FDP), expected in the fourth quarter of 2023. Woodside is operator with a 60% participating interest and PEMEX Exploración y Producción (PEMEX) holds the remaining 40%.

The forecast total capital expenditure is US$7.2 billion (US$4.8 billion Woodside share including capital carry of PEMEX of approximately US$460 million) with the development expected to deliver strong returns to Woodside shareholders as well as economic and social benefits to Mexico.1

The investment is expected to deliver an internal rate of return (IRR) greater than 16% with a payback period of less than four years.2 The forecast IRR excluding the capital carry is greater than 19%.

The project will target the development of an estimated 479 MMboe of Best Estimate (2C) Contingent Resource (100%) of oil and gas (287 MMboe 2C Contingent Resources, Woodside net economic interest).3 The subsurface has been extensively appraised, with six well penetrations undertaken across the field, informing Woodside’s understanding of this large, high-quality conventional resource.

The resource will be developed through a floating production unit (FPU) with an oil production capacity of 100,000 barrels per day. The FPU will be connected to a floating storage and offloading (FSO) vessel with a capacity of 950,000 barrels of oil.

[1]	Woodside share assumes Woodside equity of 60% in Trion. Total capital expenditure excludes the forecast lease amount for the floating storage and offloading unit (FSO).
[2]

Forecast IRR and payback period assume Woodside equity of 60% in Trion; includes capital carry of approximately US$460m of capital expenditure for PEMEX (at Woodside’s final investment decision). IRR and the payback period are a look forward from June 2023 and assume US$70/bbl (real terms 2022) Brent oil price. Payback period is calculated from undiscounted cash flows, RFSU + approximately 4 years.

[3]

The first potential reserves booking, and reclassification of Best Estimate (2C) Contingent Resources to Proved plus Probable (2P) Reserves for the Trion development will only occur following, and is subject to, joint venture approval and regulatory approval of the FDP. Please refer to “Notes to petroleum resource estimates” for additional detail, including additional information for US investors concerning the presentation of resource estimates.

Woodside’s greenhouse gas emissions reduction targets remain unchanged by the decision to approve investment in Trion.4,5 The starting base for this target will not be adjusted as a result of the investment decision.

Woodside CEO Meg O’Neill said Trion is an attractive addition to Woodside’s portfolio of high-quality producing assets in the Gulf of Mexico.

“Trion is a valuable resource with a mature development concept. Our strong balance sheet and disciplined approach enable us to invest in opportunities such as Trion, expanding our global portfolio and delivering long-term value.

“The investment is aligned with Woodside’s strategy, exceeds Woodside’s capital allocation framework targets and will be a strong contributor to Woodside’s cash flows, shareholder returns and the funding of future developments in oil, gas and new energy.

“This development leverages Woodside’s proven expertise in deepwater project execution. The project’s tendering process has resulted in approximately 70% of total forecast capital expenditure as lump sum or fixed rates, with key contracts to be progressively executed following joint venture approval.

“Trion has an expected carbon intensity of 11.8 kgCO2-e/boe average over the life of the field, which is lower than the global deepwater oil average, and will be subject to Woodside’s corporate net equity Scope 1 and 2 emissions reduction targets.6

“We have considered a range of oil demand forecasts and believe Trion can help satisfy the world’s energy requirements. Two-thirds of the Trion resource is expected to be produced within the first 10 years after start-up.

“We are developing Trion because we believe it will deliver value for Woodside shareholders and benefit for Mexico, including generation of jobs, taxation revenue and social benefit. We value the ongoing relationship with PEMEX and the support of the Mexican Government and regulators,” she said.

Energy transition

IPCC analysis shows there are a range of future energy transition pathways, including pathways which are consistent with limiting global temperature rise to less than 1.5°C and require new supply sources to meet demand.7 Consideration of a range of climate-related factors as a part of the Trion investment decision gives Woodside confidence that Trion can responsibly fill that demand.

The range of climate-related factors includes project Scope 1 and 2 greenhouse gas emissions, portfolio Scope 1, 2 and 3 lifecycle intensity, climate related risks and opportunities assessed in accordance with the Taskforce on Climate-related Financial Disclosures, demand resilience including 1.5°C pathways and portfolio free cash flow resilience across the IEA’s Net Zero Emissions (NZE) scenario.

[4]

Net equity Scope 1 and 2 greenhouse gas emissions reduction target of 30% by 2030 and net zero aspiration by 2050 or sooner. Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021.

[5]

Emissions resulting from Trion are subject to Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction target and its net zero aspiration. These emissions will be managed in accordance with Woodside’s decarbonisation strategy using the plans and practices disclosed in Woodside’s Climate Report 2022. See sections 3.5 and 3.6 of Woodside’s Climate Report 2022 for further information.

[6]	Wood Mackenzie Emissions Benchmarking Tool. The global deepwater oil average is 15 kgCO2-e/boe and global oil average is 27 kgCO2-e/boe averaged over the period 2022 to 2032.
[7]	For further information, please refer to slide 10 of the supporting presentation, titled ‘Global oil demand through the energy transition’.

Woodside believes that Trion is resilient in a decarbonising world, because of several factors including its forecast short payback period of less than four years, the fact that two-thirds of the resource is expected to be produced within 10 years from start-up, portfolio free cash flow resilience in the IEA NZE scenario and it having an expected all-in breakeven less than US$50/bbl.8,9 Trion is expected to have a carbon intensity of 11.8 kgCO2-e/boe over the life of the field, below the global deepwater oil average of 15 kgCO2-e/boe and global oil average of 27 kgCO2-e/boe averaged over the period 2022 to 2032.10

About Trion

Trion is located in a water depth of 2,500 m, approximately 180 km off the Mexican coastline and 30 km south of the Mexico/US maritime border. Trion was discovered in 2012 by PEMEX. BHP Petroleum acquired an interest in 2017 which subsequently became part of Woodside’s portfolio in 2022. Development of Trion, which is subject to joint venture and regulatory approval of the FDP, will include the installation of an FPU, an FSO, and 18 wells (nine producers, seven water injectors and two gas injectors) drilled in the initial phase, with a total of 24 wells drilled over the life of the Trion project. The forecast total capital expenditure of US$7.2 billion includes all 24 wells. Gas that is not reinjected or used on the FPU will be shipped to the Mexican markets.

The Trion Asociación (Trion Joint Venture) comprises Woodside Petróleo Operaciones de México, S. de R.L. de C.V. (60%, operator) and PEMEX Exploración y Producción (40%).

Teleconference

A teleconference providing an overview of the Trion development and a question-and-answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, on Tuesday, 20 June at 09:00 AWST / 11:00 AEST / 20:00 CDT (Monday, 19 June 2023).

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-investor-update-2023/ to view the presentation and listen to a live stream of the question-and-answer session

•

https://s1.c-conf.com/diamondpass/10031447-ha5d6w.html to participate in the question-and-answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

An investor presentation follows this announcement and will be referred to during the conference call. It will also be made available on the Woodside website (www.woodside.com).

Contacts:

INVESTORS		MEDIA

Matthew Turnbull (Group)	Rohan Goudge (US)	Christine Forster
M: +61 410 471 079	M: +1 (713) 679-1550	M: +61 484 112 469
E: christine.forster@woodside.com

Sarah Peyman (Australia)
M: +61 457 513 249

E: investor@woodside.com

[8]	Source: IEA World Energy Outlook (2022). Net Zero Emissions (NZE) is an IEA scenario consistent with 1.5ºC warming.
[9]	Expected all-in breakeven excluding the capital carry is approximately US$43/bbl.
[10]	Wood Mackenzie Emissions Benchmarking Tool. Refer to slide 11 of the supporting presentation for further information.

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Please refer to the attached briefing pack for important information and further details about matters discussed in this announcement.

Forward looking statements

•

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements about expectations regarding long-term demand for Woodside’s products, timing of completion of Woodside’s projects, expectations regarding future capital expenditures, future results of projects, future returns on investment, operating activities, production and financial results of the Trion project and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions targets. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

•

Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

•

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and London Stock Exchange, and in Woodside’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

•

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Climate strategy and emissions data

•

Further information as to Woodside’s climate strategy, including details regarding the calculation of Woodside’s greenhouse gas emissions, is set out in Woodside’s Climate Report 2022 available on the Woodside website at https://www.woodside.com/sustainability/climate-change. All greenhouse gas emissions data in this announcement are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, including those uncertainties set out in the GHD Assurance Report contained in Woodside’s Climate Report 2022. There may be differences in the way third parties calculate or report greenhouse gas emissions compared to Woodside, which means third party data may not be comparable to Woodside’s data.

•

Woodside “greenhouse gas” or “emissions” information reported are net equity Scope 1 greenhouse gas (GHG) emissions, Scope 2 GHG emissions and/or Scope 3 GHG emissions, unless otherwise stated. For more information on emissions data refer to Woodside’s Climate Report 2022.

•

There are inherent limitations with scenario analysis, including the limitations set out in Woodside’s Climate Report 2022 and its it difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and that may or may not eventuate and scenarios may also be impacted by additional factors to the assumptions disclosed.

Additional information for US investors concerning resource estimates

•

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with SEC guidelines. Woodside includes estimates of quantities of oil and gas using certain terms, such as “Proved plus Probable (2P) Reserves,” “Best Estimate (2C) Contingent Resources,” “Reserves and Contingent Resources,” “Proved plus Probable,” “Developed and Undeveloped,” “Probable Developed,” “Probable Undeveloped,” “Contingent Resources” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of Proved, Probable and Possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of Proved reserves, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. US investors are urged to consider closely the disclosures in Woodside’s annual report on Form 20-F for the most recently completed year and its other filings with the SEC, available from Woodside at https://www.woodside.com. These reports can also be obtained from the SEC at www.sec.gov.

Notes to petroleum resource estimates

1.

Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange and the London Stock Exchange. Woodside reports its Proved (1P) Reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and prepares and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. It reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS).

2.

The Trion petroleum resource estimate is effective 1 June 2023 at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius) and has not been adjusted for risk.

3.

The project will target the development of an estimated 479 MMboe of Best Estimate (2C) Contingent Resource (100%) of oil and gas (287 MMboe 2C Contingent Resources, Woodside net economic interest). The potential reclassification of the estimated 479 MMboe from Best Estimate (2C) Contingent Resources to Proved plus Probable (2P) Reserves will only occur following, and subject to, joint venture approval and regulatory approval of the FDP.

4.

‘Contingent Resources’ are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, but the applied project(s) are not yet considered mature enough for commercial development due to one or more contingencies. Contingent Resources are estimated and reported in accordance with SPE-PRMS guidelines and may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are different from, and should not be construed as, Reserves. Contingent Resources estimates may not always mature to Reserves and do not necessarily represent future Reserves bookings. Contingent Resource volumes are reported at the ‘Best Estimate’ (P50) confidence level. Best Estimate (2C) Contingent Resources are not compliant with SEC regulations. The SEC prohibits disclosure of oil and gas resources, including Contingent Resources, in SEC filings. However, Australian securities regulatory authorities allow disclosure of oil and gas resources, including Contingent Resources.

5.

Woodside reports its petroleum resource estimates inclusive of all fuel consumed in operations. The Best Estimate (2C) Contingent Resources of 479 MMboe (gross) and 287 MMboe (net) targeted during the licence term include an estimated 15 MMboe and 9 MMboe of fuel consumed in operations respectively.

6.

For this project, the reference points are the custody transfer points which are: for oil, the outlet connector of the FSO off-loading hose; and for gas, the inlet to the connecting residue gas pipeline.

7.	Woodside applied both deterministic and probabilistic methods for this estimation of Contingent Resources. Statistical aggregation of uncertainty distributions has been used up to the project level.

8.

‘MMbbl’ means millions (106) of barrels of natural gas liquids, oil and condensate at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius). ‘MMboe’ means millions (106) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of natural gas liquids, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.

9.

The estimates of petroleum contingent resources are based on and fairly represent information and supporting documentation prepared by, or under the supervision of, Mr Ben Stephens, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. Mr Stephen’s qualifications include a Bachelor of Engineering (Petroleum Engineering) from the University of New South Wales, Australia, and 19 years of relevant experience.

10.	Quantified Resources

In accordance with the Guidelines regulating the procedure to quantify and certify the Reserves of the Nation issued by the National Hydrocarbons Commission of the United Mexican States, available in Spanish at: https://cnh.gob.mx/media/18296/lineamientos-que-regulan-el-procedimiento-de-cuantificacion-y-certificacion-de-reservas-de-la-nacion.pdf, the petroleum resources estimates will undergo the required certification process when and as established thereunder.

WOODSIDE APPROVES INVESTMENT IN TRION DEVELOPMENT 20 June 2023 www.woodside.com investor@woodside.com

Disclaimer, important notes and assumptions

Information

- This presentation has been prepared by Woodside Energy Group Ltd ("**Woodside**").
- All information included in this presentation, including any forward-looking statements, speaks only as of the date of this presentation.
- Except as required by law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives ("**Beneficiaries**") intends to, or undertakes to, or assumes any obligation to, provide any additional information or revise the statements in this presentation, whether as a result of a change in expectations or assumptions, new information, future events, results or circumstances.
- This presentation may contain industry, market and competitive position data that is based on industry publications and studies conducted by third parties as well as Woodside's internal estimates and research. While Woodside believes that each of these publications and third party studies is reliable and has been prepared by a reputable source, Woodside has not independently verified the market and industry data obtained from these third party sources and cannot guarantee the accuracy or completeness of such data. Accordingly, undue reliance should not be placed on any of the industry, market and competitive position data contained in this presentation.
- To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective Beneficiaries, assume any responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, reliability or completeness of the information or any opinions expressed in this presentation or the reasonableness of any underlying assumptions.

No offer or advice

- This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction.
- This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision.

Forward looking statements

- This presentation contains forward-looking statements with respect to Woodside's business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements about expectations regarding long-term demand for Woodside's products, timing of completion of Woodside's projects, expectations regarding future capital expenditures, future results of projects, future returns on investment, operating activities, production and financial results of the Trion project and expectations regarding the achievement of Woodside's net equity Scope 1 and 2 greenhouse gas emissions targets. All forward-looking statements contained in this presentation reflect Woodside's views held as at the date of this presentation. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as 'guidance', 'foresee', 'likely', 'potential', 'anticipate', 'believe', 'aim', 'estimate', 'expect', 'intend', 'may', 'target', 'plan', 'forecast', 'project', 'schedule', 'will', 'should', 'seek' and other similar words or expressions.
- Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective Beneficiaries.
- Details of the key risks relating to Woodside and its business can be found in the "Risk" section of Woodside's most recent Annual Report released to the Australian Securities Exchange and London Stock Exchange, and in Woodside's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this presentation.
- Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Assumptions

- Unless otherwise indicated, the IRR and payback period targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US$70/bbl Brent long-term oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside's current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this /presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole.

Climate strategy and emissions data

- Further information as to Woodside's climate strategy, including references to "lower carbon" as part of that strategy and details regarding the calculation of Woodside's greenhouse gas emissions, is set out in Woodside's Climate Report 2022 available on the Woodside website at https://www.woodside.com/sustainability/climate-change. All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, including those uncertainties set out in the GHD Assurance Report set out in Woodside's Climate Report 2022. There may be differences in the way third parties calculate or report greenhouse gas emissions compared to Woodside, which means third party data may not be comparable to Woodside's data.
- Woodside "greenhouse gas" or "emissions" information reported are net equity Scope 1 GHG emissions, Scope 2 GHG emissions, and/or Scope 3 GHG emissions, unless otherwise stated. For more information on emissions data refer to Woodside's Climate Report 2022.
- There are inherent limitations with scenario analysis, including the limitations set out in Woodside's Climate Report 2022 and its it difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and that may or may not eventuate and scenarios may also be impacted by additional factors to the assumptions disclosed.

2
Woodside Energy

Disclaimer, important notes and assumptions (continued)

Additional information for US investors concerning resource estimates

- The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with SEC guidelines. Woodside includes estimates of quantities of oil and gas using certain terms, such as "Proved plus Probable (2P) Reserves," "Best Estimate (2C) Contingent Resources," "Reserves and Contingent Resources," "Proved plus Probable," "Developed and Undeveloped," "Probable Developed," "Probable Undeveloped," "Contingent Resources" or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC's definitions of proved, probable and possible reserves, and which the SEC's guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside's properties may differ substantially. US investors are urged to consider closely the disclosures in Woodside's annual report on Form 20-F for the most recently completed year and its other filings with the SEC, available from Woodside at https://www.woodside.com. These reports can also be obtained from the SEC at www.sec.gov.

Notes to petroleum resource estimates

1. Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange and the London Stock Exchange. Woodside reports its Proved (1P) Reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and prepares and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. It reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS).
2. The Trion petroleum resource estimate is effective 1 June 2023 at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius) and has not been adjusted for risk.
3. The project will target the development of an estimated 479 MMboe of Best Estimate (2C) Contingent Resource (100%) of oil and gas (287 MMboe 2C Contingent Resources, Woodside net economic interest). The potential reclassification of the estimated 479 MMboe from Best Estimate (2C) Contingent Resources to Proved plus Probable (2P) Reserves will only occur following, and subject to, joint venture approval and regulatory approval of the field development plan (FDP).
4. 'Contingent Resources' are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, but the applied project(s) are not yet considered mature enough for commercial development due to one or more contingencies. Contingent Resources are estimated and reported in accordance with SPE-PRMS guidelines and may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are different from, and should not be construed as, Reserves. Contingent Resources estimates may not always mature to Reserves and do not necessarily represent future Reserves bookings. Contingent Resource volumes are reported at the 'Best Estimate' (P50) confidence level. Best Estimate (2C) Contingent Resources are not compliant with SEC regulations. The SEC prohibits disclosure of oil and gas resources, including Contingent Resources, in SEC filings. However, Australian securities regulatory authorities allow disclosure of oil and gas resources, including Contingent Resources.
5. Woodside reports its petroleum resource estimates inclusive of all fuel consumed in operations. The Best Estimate (2C) Contingent Resources of 479 MMboe (gross) and 287 MMboe (net) targeted during the licence term include an estimated 15 MMboe and 9 MMboe of fuel consumed in operations respectively.
6. For this project, the reference points are the custody transfer points which are: for oil, the outlet connector of the FSO off-loading hose; and for gas, the inlet to the connecting residue gas pipeline.
7. Woodside applied both deterministic and probabilistic methods for this estimation of Contingent Resources. Statistical aggregation of uncertainty distributions has been used up to the project level.
8. 'MMbbl' means millions (10^6) of barrels of NGL, oil and condensate at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius). 'MMboe' means millions (10^6) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of natural gas liquids, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.
9. The estimates of petroleum contingent resources are based on and fairly represent information and supporting documentation prepared by, or under the supervision of, Mr Ben Stephens, Woodside's Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. Mr Stephen's qualifications include a Bachelor of Engineering (Petroleum Engineering) from the University of New South Wales, Australia, and 19 years of relevant experience.
10. *Quantified Resources*
    In accordance with the Guidelines regulating the procedure to quantify and certify the Reserves of the Nation issued by the National Hydrocarbons Commission of the United Mexican States, available in Spanish at: https://cnh.gob.mx/media/18296/lineamientos-que-regulan-el-procedimiento-de-cuantificacion-y-certificacion-de-reservas-de-la-nacion.pdf, the petroleum resources estimates will undergo the required certification process when and as established thereunder.

Other information

- All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.
- References to "Woodside" may be references to Woodside Energy Group Ltd, Woodside Energy Group Ltd and its subsidiaries or Woodside Energy Group Ltd and its applicable subsidiaries (as the context requires).
- This presentation does not include any express or implied prices at which Woodside will buy or sell financial products.
- Numbers presented may not add up precisely to the totals provided due to rounding.

3

Woodside approves investment in Trion development

LARGE, HIGH-QUALITY RESOURCE

Large conventional resource; targeting development of 479 MMboe gross 2C, 100%[1,2]

MATURE DEVELOPMENT

Well-characterised subsurface and confidence in cost and execution plan

DISCIPLINED INVESTMENT

Exceeds capital allocation framework targets and balances investment and shareholder returns

CLIMATE STRATEGY

Woodside net equity Scope 1 and Scope 2 emissions reduction targets remain unchanged by Trion approval[3,4]

CONFIDENCE INVESTING IN MEXICO

Aligned joint-venture and country ambition to grow production[2]

Targeting first oil 2028

Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.

1. 287 MMboe (2C Contingent Resource, net Woodside share). Refer to the "Notes to petroleum resource estimates" on slide 3 for further information on resource estimates.
2. Development remains subject to joint venture approval and regulatory approval of the field development plan (FDP).
3. Emissions resulting from Trion are subject to Woodside's net equity Scope 1 and 2 greenhouse gas emissions reduction target and its net zero aspiration. These emissions will be managed in accordance with Woodside's decarbonisation strategy using the plans and practices disclosed in Woodside's Climate Report 2022. See sections 3.5 and 3.6 of Woodside's Climate Report 2022 for further information.
4. Woodside's net equity Scope 1 and Scope 2 greenhouse gas emissions reduction targets are for net equity Scope 1 and 2 GHG emissions, with a targeted reduction of 15% by 2025 and 30% by 2030, and an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 GHG emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Refer to the Glossary and Woodside's Climate Report 2022 for further information on the way in which Woodside defines and calculates greenhouse gas emissions.

4

Woodside Energy

Key project information

100,000 barrels per day semi-submersible floating production unit capacity

950,000 barrels floating storage capacity

24 development wells, in phased development

Unchanged targets for net equity Scope 1 and Scope 2 emissions reduction[1,2]

Two-thirds of resource expected to be produced within the first 10 years after start-up

Expected carbon intensity of 11.8 kgCO_2-e/boe average over life of the field, lower than the deepwater oil average[3]


DEVELOPMENT AND RESOURCE
DISCIPLINED INVESTMENT
CLIMATE STRATEGY

>16% internal rate of return and <four-year payback period[4,5]

Balance sheet positioned to invest in growth opportunities, maintaining returns to shareholders

Forecast US$7.2 billion capital expenditure (100%), US$4.8 billion Woodside share including ~US$460 million capital carry[6]

Project tendering process has yielded ~70% total capital expenditure forecast as lump sum or fixed rates[7]

1. Woodside's net equity Scope 1 and Scope 2 GHG emissions reduction targets are for net equity Scope 1 and 2 GHG emissions, with a targeted reduction of 15% by 2025 and 30% by 2030, and an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 GHG emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Refer to the Glossary and Woodside's Climate Report 2022 for further information on the way in which Woodside defines and calculates greenhouse gas emissions.
2. Emissions resulting from Trion are subject to Woodside's net equity Scope 1 and 2 greenhouse gas emissions reduction target and its net zero aspiration. These emissions will be managed in accordance with Woodside's decarbonisation strategy using the plans and practices disclosed in Woodside's Climate Report 2022. See sections 3.5 and 3.6 of Woodside's Climate Report 2022 for further information.
3. Wood Mackenzie Emissions Benchmarking Tool. Expected lower carbon intensity of 11.8 kgCO_2-e/boe is relative to the global deepwater oil average of 15 kgCO_2-e/boe and global oil average of 27 kgCO_2-e/boe averaged over the period 2022 to 2032. Refer to slide 11 for further information.
4. The forecast IRR and payback period include the capital carry of approximately US$460m of capital expenditure to our joint venture partner, PEMEX. Forecast IRR excluding the capital carry is greater than 19%.
5. Forecast IRR and payback period assume Woodside equity of 60% in Trion; includes capital carry of approximately $460m of capital expenditure for PEMEX (at Woodside's final investment decision). IRR and payback period are a look forward from June 2023 and assume US$70/bbl (real terms 2022) Brent oil price. Payback period is calculated from undiscounted cash flows, RFSU + approximately 4 years.
6. Assumes Woodside equity of 60% in Trion, includes capital carry of approximately US$460m of capital expenditure for PEMEX. Total capital excludes forecast lease amount for the floating storage and offloading unit (FSO).
7. Forecast capital expenditure. Key contracts expected to be progressively executed following joint venture approval.

5

Woodside Energy

Mature development concept



Woodside Energy
PEMEX

1 Floating production unit (FPU)
- 100 kbbl/d oil, flexible to 120 kbbl/d during plateau
- 145 MMscf/d gas, 100% gas injection capability at 415 bara
- 140 kbbl/d seawater treatment and injection
- ~60 MW power generation
- ~24,700t hull and ~19,700t topsides[1]

2 Floating storage and offloading unit (FSO)
- Suezmax size hull with ~950 kbbl storage
- Vapor recovery unit to reduce emissions
- Cargo offloading to tandem-moored conventional tankers
- Provisions for dead-oil pumping back to FPU

3 Subsea, umbilical, risers and flowlines (SURF)
- Flexible flowline production loops to a central gathering manifold
- Flexible flowline gas injection/lift system
- Carbon steel water injection flowline
- Expandable infrastructure supports future infill wells development

4 Wells and reservoir
- Two lower Eocene stacked reservoirs
- 12 producers | 10 water injectors | 2 gas injectors
- Fluids: low CO_2 and no H_2S[2]
- Dual and single zone completion types

1. Dry not-to-exceed weight.
2. Trion's appraisal campaign fluid assessment measured reservoir CO_2 concentration at or below 1 mol%.

6 Woodside

Confidence in development plan, cost and execution

MATURE DEVELOPMENT CONCEPT

High-quality seismic supplemented with ocean bottom node seismic

Six well penetrations, dispersed across field

>210m of core acquired and analysed

Facilities FEED complete following 30 months of engineering, de-risking design and supporting tendering process

Extensive risk assessment undertaken supporting new country entry

COST AND SCHEDULE

Major scopes competitively tendered

Tendering process has yielded ~70% of total capital expenditure forecast as lump sum or fixed rates with key contracts expected to be progressively executed following joint venture approval[1]

High-quality contractor pool

Long lead precommitments placed to reduce project schedule risk

Structure map


Trion 1DL
Trion 1DLV
Trion-3DEL
Trion 1
Trion-2DEL
Trion-2DELV
Legend
Existing wells top hole location
Well trajectory
Faults
Contour inc. 200 m
Depth (m)
1000m

1. Forecast US$7.2 billion capital expenditure (100%), US$4.8 billion Woodside share including ~US$460 million of capital expenditure for PEMEX.

7

Woodside

Capital cost and integrated schedule Indicative annual capital expenditure, Woodside share 1 Forecast capital cost of US$7.2B (100%); US$4.8B Woodside share1 billion 0.5 $ Targeting first Peak spend 2025 oil 2028 0 2023 2024 2025 2026 2027 2028 2029 2030 2031 Indicative schedule FPU Engineering | procurement | construction Hook up and commissioning SURF Engineering Detail design | procurement | fabrication Installation FSO FEED Engineering | procurement | construction | installation Drilling and completions Drilling (continues after first oil) Gas pipeline Installation 1. Assumes Woodside equity of 60% in Trion, includes capital carry of approximately US$460m of capital expenditure for PEMEX. Total capital excludes forecast lease amount for the floating storage and offloading unit (FSO). 8

Final investment decision considered climate-related factors

Climate considerations

1 Investment attractiveness	✓ Expected >16% IRR and <four-year payback period, exceeding capital allocation framework targets[1] ✓ Expected all-in breakeven of <US$50/bbl (<US$43/bbl excluding capital carry) ✓ Woodside's economic assumptions include our view of credible future scenarios[2]
2 Cashflow scenario analysis	✓ Forecast portfolio cashflow resilience is tested against IEA NZE pricing ✓ Resilience remains consistent with outcomes in the Climate Report 2022[3]
3 Demand resilience	✓ Continued demand for oil expected across a range of pathways through the energy transition[4] ✓ Two-thirds of resource is expected to be produced within the first 10 years after start-up
4 Climate related risks and opportunities	✓ No material changes to Woodside's exposure under TCFD framework due to a Trion investment
5 Emissions profile – Scope 1 and 2[5]	✓ Expected carbon intensity of 11.8 kgCO_2-e/boe average over life of field ✓ Benchmarks below the industry average (15 kgCO_2-e/boe) for deepwater oil developments[6]
6 Emissions profile – Scope 1, 2 and 3[5]	✓ Woodside portfolio remains less carbon intense than current industry average[7]

1. The forecast IRR and payback period take into account the capital carry of approximately US$460m of capital expenditure for PEMEX (at Woodside's final investment decision). IRR and the payback period are a look forward from June 2023 and assume US$70/bbl (real terms 2022) Brent oil price. Payback period is calculated from undiscounted cash flows, RFSU + approximately 4 years.
2. Please refer to Woodside's Climate Report 2022 page 27 for further details. Includes both Paris-aligned and non-Paris-aligned outcomes.
3. Please refer to Woodside's Climate Report 2022 section 3.3 beginning on page 24 for further details.
4. Please refer to slide 10 titled "Global oil demand through the energy transition" for further information.
5. Please refer to the Glossary on slide 13 for further information on the definition of Scope 1, 2 and 3 greenhouse gas emissions.
6. Wood Mackenzie Emissions Benchmarking Tool. Expected lower carbon intensity of 11.8 kgCO_2-e/boe is relative to the global deepwater oil average of 15 kgCO_2-e/boe and global oil average of 27 kgCO_2-e/boe averaged over the period 2022 to 2032. Refer to slide 11 for further information.
7. Woodside analysis, based on Woodside Scope 1, 2 and 3 emissions data for 2022 relative to the Transition Pathway Initiative oil and gas sector mean. https://www.transitionpathwayinitiative.org/companies/woodside-petroleum, assessment date 01 August 2022.

9 Woodside

Global oil demand through the energy transition

Demand for oil expected to continue across a range of climate scenarios

Underlying decline of existing fields means additional investment may be needed to sustain supply

Oil supply demand chart[1]



Legend[2]
IEA STEPS
IEA APS
IEA NZE
IPCC C1 (1.5°C) Interquartile Range
Supply with investment in existing fields
Supply without investment in existing fields
IPCC C1 (1.5°C) interquartile range
102 Mbpd
2023e
2030 Supply
2030 Demand
2040 Supply
2040 Demand

1. IEA 2022. "World Energy Outlook 2022". IEA 2020. "The Oil and Gas Industry in Energy Transition". IPCC's Sixth Assessment Report Scenario Database hosted by IIASA for C1 pathways with no or limited overshoot of 1.5°C.
2. IEA 2022. "World Energy Outlook 2022". Net Zero Emissions (NZE) is an IEA scenario consistent with 1.5ºC warming. Announced Pledges (APS) is an IEA scenario consistent with 1.7ºC warming. Stated Policies (STEPS) is an IEA scenario associated with 2.5ºC warming.

10

Woodside

37% reduction in forecast emissions intensity achieved through design Estimated emissions intensity for Trion1 kgCO2-e/boe 20 4.5 15 3.2 10 19.4 Focus on design out and operate out has reduced expected Trion carbon intensity to 11.8 kgCO -e/boe 5 11.8 2 over life of field 0 Without initiatives design-out Efficiency Flaring reduction and venting Current design Emissions reduction initiatives include high-efficiency compressor selection, waste heat recovery and low Average Scope 1 and 2 emissions intensity for oil projects2 kgCO2-e/boe pressure vapor capture on FPU and FSO 80 60 Trion is among the lower intensity sources of oil 40 20 11.8 0 Oil sands Heavy oil Conventional offshore Conventional shelf Deepwater Trion Tight oil 1. Minor differences due to rounding. 2. Wood Mackenzie Emissions Benchmarking Tool. 11

Investing in Mexico

GOVERNMENT AND REGULATORY

- Long history of oil and gas in country
- Trion is aligned with country ambition to grow production
- >US$10 billion in cumulative taxes and royalties to Mexico (100%)[1]
- Field development plan is the key regulatory approval; to be submitted after joint venture approval

JOINT VENTURE

- Strong relationship with PEMEX
- PEMEX carry represents exploration and acquisition cost
- Capital expenditure carry of ~US$460m remains at Woodside's final investment decision

COMMUNITY

- Optimising local content for development and operation phases[2]
- Education, community wellbeing and economic diversification focus for social programmes
- Develop deepwater capabilities in country through collaboration with Mexican supply chain, local universities and training institutes

1. Taxes and royalties to be applied to the project per Mexican income tax law and per the Trion licence.
2. Local content requirement through development phase is 4% and through operation phase is 10%.

12 Woodside

Glossary

\$, \$m, \$B	US dollar unless otherwise stated, millions of dollars, billions of dollars
A\$, AUD	Australian dollar
ASX	Australian Securities Exchange
Aspiration	Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitably defined plan or pathway to achieve that outcome.
Bara	Absolute pressure
Bcf	Billion cubic feet
boe, kboe, kbbl/d, MMboe, Bboe	Barrel of oil equivalent, thousand barrels of oil equivalent, thousand barrels of oil per day, million barrels of oil equivalent, billion barrels of oil equivalent
Capital expenditure	Includes capital additions on oil and gas properties and evaluation capitalised
CO_2	Carbon dioxide
CO_2-e	CO2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis[1]
Equity greenhouse gas emissions	Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside's share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation[2]
FDP	Field development plan
FEED	Front end engineering design
FID	Final investment decision
GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO_2); methane (CH_4); nitrous oxide (N_2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF_3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF_6)
GoM or GOM	Gulf of Mexico
IRR	Internal rate of return
JV	Joint venture
LNG	Liquefied natural gas
Lower carbon	Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity
MMbbl	Million barrels
MMBtu	Million British thermal units

MMscf	Million standard cubic feet per day
MW	Megawatt
Net equity Scope 1 and 2 greenhouse gas emissions	Woodside's equity share of net Scope 1 and 2 greenhouse gas emissions
Net zero	Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon)[3]
NGLs	Natural gas liquids
Operated and non-operated	Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated
RFSU	Ready for start-up
Scope 1 greenhouse gas emissions	Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.; emissions from chemical production in owned or controlled process equipment. Woodside estimates of greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[4]
Scope 2 greenhouse gas emissions	Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates of greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[4]
Scope 3 greenhouse gas emissions	Other indirect GHG emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company, but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 58 of the Climate Report 2022 for further information on the Scope 3 emissions categories reported by Woodside[4]
Target	In the context of Woodside's Climate strategy, Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome
Tcf	Trillion cubic feet
USD	United States dollar
Woodside	Woodside Energy Group Ltd ACN 004 898 962 or its applicable subsidiaries.
YTD	Year to date

1. See IFRS Foundation 2021: Climate Related Disclosures Prototype. Appendix A. The IFRS published a further consultation document subsequent to the 2021 prototype. As it did not contain a updated definition of Paris-Aligned scenarios Woodside has retained use of the previous edition.
2. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".
3. IPCC, 2018: Annex I: Glossary [Matthews, J.B.R. (ed.)]. In: Global Warming of 1.5°C. An IPCC Special Report on the impacts of global warming of 1.5°C above pre-industrial levels and related global greenhouse gas emission pathways, in the context of strengthening the global response to the threat of climate change, sustainable development, and efforts to eradicate poverty [Masson-Delmotte, V., P. Zhai, H.-O. Pörtner, D. Roberts, J. Skea, P.R. Shukla, A. Pirani, W. Moufouma-Okia, C. Péan, R. Pidcock, S. Connors, J.B.R. Matthews, Y. Chen, X. Zhou, M.I. Gomis, E. Lonnoy, T. Maycock, M. Tignor, and T. Waterfield (eds.)]. In Press. Page 555.
4. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

13

Head Office: Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com 14